New Release

Exhibit 99.1

ROGERS COMMUNICATIONS ANNOUNCES CEO TRANSITION

Guy Laurence steps down; Joe Natale to be appointed his successor

Board Chair Alan Horn to serve as Interim President & CEO

Toronto, ON (October 17, 2016) – Rogers Communications today announced that President and Chief Executive Officer Guy Laurence will step down effective immediately. It also announced that it is Rogers intention to hire Joseph Natale as President and Chief Executive Officer as soon as he is in a position to join Rogers. During the interim, Alan Horn will act as President and Chief Executive Officer.

“We have appreciated Guy’s leadership over the last three years,” said Edward Rogers, Deputy Chairman, Rogers Communications Inc. “He has moved the company forward re-establishing growth, introducing innovative programs like Roam Like Home, while getting the company ready for its next phase of growth. On behalf of the Rogers family and the Board, I’d like to thank Guy for his competitive spirit and many contributions.”

A highly respected executive, Natale is well known to the Canadian telecommunications industry, bringing many years of experience to the company. He was most recently President and CEO of TELUS Corporation where he held progressively senior executive roles since joining that company in 2003.

“Following the transition, the board will look to Joe to take the company forward and continue the momentum we’ve established in the past couple of years,” said Alan Horn, Chairman, Rogers Communications Inc. “Joe is a proven executive who has deep experience delivering strong financial results in a highly competitive and complex industry. His focus on the customer experience and demonstrated expertise delivering operational success makes him well suited to lead Rogers through the challenges and opportunities ahead.”

“During the transition, it’s business as usual,” said Horn. “We have a strong management team that will continue to execute the plan and build on the momentum we have established as we head into the fourth quarter.”

About Rogers

Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

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Amy Schwalm

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Amy.schwalm@rci.rogers.com